

January 11, 2022

Ronald Tam
Co-Chief Financial Officer and Chief Strategy Officer
Huize Holding Limited
5/F, Building 3-4
Shenzhen Animation Park, Yuehai Road, Nanhai Avenue
Nanshan District, Shenzhen 518052, People's Republic of China

> **Re: Huize Holding Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Response dated December 21, 2021**
> **File No. 001-39216**

Dear Mr. Tam:

  We have reviewed your December 21, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 6, 2021 letter.

Form 20-F for the Fiscal Year Ended December 31, 2020

Item 3. Key Information, page 4

1. We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE's business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain

       from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

2.   Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Part I, page 4

3.   Please revise to disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Item 3.D. Risk Factors, page 6

4.   Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

       You may contact Marc Thomas at 202-551-3452 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance